

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 14, 2008

Mr. Patrick Gray
Chief Financial Officer
Axesstel, Inc.
6815 Flanders Drive
San Diego, CA 92121

> **Re:** **Axesstel, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-32160**

Dear Mr. Gray:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director